EXHIBIT 3.1/4.1

Article V, Section 4
Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Restated Certificate of Incorporation to elect directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of ~~at least 80 percent~~ a majority of the voting power of the then outstanding Voting Stock, voting together as a single class. For the purpose of this Restated Certificate of Incorporation, "Voting Stock" shall mean the shares of capital stock of the Corporation entitled to vote generally in the election of directors.

Article V, Section 6
Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of ~~at least 80 percent of~~ a majority of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article V.
Article VI, Section 2
Stockholder Action. By-Laws shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the affirmative vote of the holders of ~~at least 80%~~ a majority of the voting power of the then outstanding Voting Stock, voting together as a single class.
Article VII, Section 3
Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of ~~at least 80 percent~~ a majority of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.